MEMBERS Life Insurance Company

Ross D. Hansen
Associate General Counsel
Office of General Counsel
Phone:	608.665.7416
Fax:	608.236.7548
E-mail:	ross.hansen@cunamutual.com

November 20, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	MEMBERS Horizon II Variable Separate Account (the “Registrant”) Registration Statement on Form N-4 File Nos. 333-226804; 811-23092

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant, hereby requests that the Registration Statement electronically filed via EDGAR on Form N-4 (File No. 333-226804) be accelerated and declared effective on December 3, 2018, or as soon thereafter as is reasonably practicable.

Registrant hereby acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	Registrants may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

/s/Ross D. Hansen Ross D. Hansen Associate General Counsel

cc:	Elizabeth Bentizinger Thomas Bisset